EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Saflink Corporation:

We consent to the use of our reports dated March 16, 2006, with respect to the consolidated balance sheets of Saflink Corporation and subsidiaries as of December 31, 2005, and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Seattle, Washington

September 26, 2006